UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934
Macatawa Bank Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
5542254102

(CUSIP Number)
3133 Orchard Vista Dr.
Grand Rapids, Michigan 49546
(616) 942-3267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS White Bay Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 4 pages

CUSIP No.	5542254102
Amendment No. 1 to Schedule 13D
This Amendment No. 1 to Schedule 13D relates to the shares of Series A Noncumulative Convertible Perpetual Preferred Stock (the “Preferred Shares”) of Macatawa Bank Corporation (the “Issuer”). This Amendment No. 1 is being filed to report that the Reporting Persons have ceased to beneficially own more than five percent of the outstanding Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D initially filed by the Reporting Persons on October 31, 2008 (the “Original Report”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original Report.

Item 3.	Source and Amount of Funds or Other Consideration.
The information in Item 3 is hereby amended and supplemented as follows:
On December 23, 2010, as part of an organizational restructuring, White Bay Capital, LLC merged into White Bay Capital, LLLP with White Bay Capital, LLLP as the surviving entity. In connection with the consummation of the merger, White Bay Capital, LLLP acquired all 20,000 Preferred Shares held by White Bay Capital, LLC.

Item 4.	Purpose of Transaction.
The information in Item 4 is hereby amended and supplemented as follows:
The information regarding the merger set forth in Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
The information in Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)	None of the Reporting Persons own any shares of the Issuer.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	White Bay Capital, LLC ceased to be the beneficial owner of more than 5% of the Common Stock on December 23, 2010.

Page 3 of 4 pages

CUSIP No.	5542254102
SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2010

White Bay Capital, LLC
By:	/s/ David Van Andel
	Name:	David Van Andel
	Title:	Managing Member

ACTIVE.8621049.2

Page 4 of 4 pages